As Filed With the Securities and Exchange Commission on March 22, 2007

Registration No. 333-_____

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
Registration Statement
Under the Securities Act of 1933

Las Rocas Mining Corp.

(Name of Small Business Issuer in Its Charter)

DELAWARE	1000	20-5750488
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Identification No.)**	**(I.R.S. Employer Classification Code Number)**

111 W. Gutierrez Street
Santa Barbara, CA 93101
(Address of principal Executive Offices)

(805) 259-9707
(Telephone Number)

Karen Batcher
Batcher, Zarcone & Baker LLP
4252 Bonita Road #151
Bonita, CA 91902
(Name and Address of Agent for Service)

(619) 475-7882
(Telephone Number)

(619) 789-6262
(Fax Number)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (1)
Common Stock Shares	1,000,000	$0.025	$25,000	$2.68

(1) Registration Fee has been paid via Fedwire.
(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was valued at $0.0025 per share.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Las Rocas Mining Corp.
1,000,000 shares of Common Stock at $.025 per share

This is the initial offering of common stock of Las Rocas Mining Corp. and no public market currently exists for the securities being offered. We are offering for sale a total of 1,000,000 of common stock at a price of $0.025 per share. The offering is being conducted on a self-underwritten, best effort, all-or-none basis, which means our officer and director will attempt to sell the shares. We intend to open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering. If all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering, the funds will be promptly returned to the investors, without interest or deduction. The shares will be offered at a price of $.025 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering will end on _____, 200_ (date to be inserted in a subsequent amendment).

Las Rocas Mining Corp. is an exploration stage company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditor has issued an audit opinion for Las Rocas Mining Corp. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS,
PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 4.

Neither the U.S. Securities and Exchange Commission nor any state securities division has approved or disapproved these securities, or determined if this prospectus is truthful, accurate, current or complete. Any representation to the contrary is a criminal offense.

	Offering Price Per Share	Total Amount of Offering	Underwriting Commissions	Proceeds To Us
Common Stock	$.025	$25,000	$0	$25,000

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission has been cleared of comments and is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion, Dated _____, 200__

TABLE OF CONTENTS

Summary

General Information

You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to "we", "us", "our", "Las Rocas" and "Las Rocas Mining" are to Las Rocas Mining Corp.

Las Rocas Mining Corp. was incorporated in the State of Delaware on September 29, 2006 to engage in the acquisition, exploration and development of natural resource properties. We intend to use the net proceeds from this offering to develop our business operations. (See "Business of the Company" and "Use of Proceeds".) We are an exploration stage company with no revenues or operating history. The principal executive offices are located at 111 W. Gutierrez Street, Santa Barbara, CA 93101. The telephone number is (805)259-9707.

We received our initial funding of $5,000 through the sale of common stock to our officer and director who purchased 2,000,000 shares of our common stock at $0.0025 per share on October 2, 2006. From inception until the date of this filing we have had limited operating activities. Our financial statements from inception (September 29, 2006) through the year ended February 28, 2007 report no revenues and a net loss of $7,115. Our independent auditor has issued an audit opinion for Las Rocas Mining Corp. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Our mineral claim has been staked and we hired a professional mining engineer to prepare a geological report. We have not yet commenced any exploration activities on the claim. Our property, known as the Bat 1-4 Claims may not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claim to production.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

The Offering

Securities Being Offered	1,000,000 shares of common stock.
Price per Share	$0.025
Offering Period	The shares are offered for a period not to exceed 180 days, unless extended by our board of directors for an additional 90 days.
Net Proceeds	$25,000
Securities Issued And Outstanding	2,000,000 shares of common stock were issued and outstanding as of the date of this prospectus.
Registration costs	We estimate our total offering registration costs to be $5,000.

<center>**Risk Factors**</center>

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative in nature. Following are what we believe to be all the material risks involved if you decide to purchase shares in this offering.

Risks Associated With Our Company:

We are an exploration stage company but have not yet commenced exploration activities on our claim. We expect to incur operating losses for the foreseeable future.

> We have not yet commenced exploration on the Bat 1-4 Mineral Claims. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We were incorporated on September 29, 2006 and to date have been involved primarily in organizational activities and the acquisition of the mineral claim. We have not earned any revenues as of the date of this prospectus. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from development and production of minerals from the claim, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Without the funding from this offering we will be unable to implement our business plan.

> Our current operating funds are less than necessary to complete the intended exploration program on our mineral claim. We will need the funds from this offering to complete our business plan. As of February 28, 2007, we had cash in the amount of $3,235. We currently do not have any operations and we have no income.

Our independent auditor has issued an audit opinion for Las Rocas Mining Corp. which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

> As described in Note 6 of our accompanying financial statements, our lack of operations and any guaranteed sources of future capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with limited operations and revenues.

<center>4</center>

Because management has no technical experience in mineral exploration, our business has a higher risk of failure.

Our director has no professional training or technical credentials in the field of geology and specifically in the areas of exploring, developing and operating a mine. As a result, we may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. Management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

There is the risk that our property does not contain any known bodies of ore resulting in any funds spent on exploration being lost.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of silver or other minerals. We have a geological report detailing previous exploration in the area, and the claim has been staked per Nevada regulations. However; there is the possibility that the previous work was not carried out properly and our claim does not contain any reserves, resulting in any funds spent on exploration being lost.

Because we have not surveyed the Bat 1-4 Claims, we may discover mineralization on the claims that is not within our claim boundaries.

While we have conducted a mineral claim title search, this should not be construed as a guarantee of claim boundaries. Until the claim is surveyed, the precise location of the boundaries of the claim may be in doubt. If we discover mineralization that is close to the claim boundaries, it is possible that some or all of the mineralization may occur outside the boundaries. In such a case we would not have the right to extract those minerals.

If we discover commercial reserves of precious metals on our mineral property, we can provide no assurance that we will be able to successfully advance the mineral claims into commercial production.

If our exploration program is successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to advance the claim into commercial production. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claims and general market conditions. These factors may make the timing, amount, terms or conditions of additional financing unavailable to us. The most likely source of future funds is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible and you may lose any investment you make in this offering.

If access to our mineral claim is restricted by inclement weather, we may be delayed in our exploration and any future mining efforts.

It is possible that snow or rain could cause the mining roads providing access to our claim to become impassable. If the roads are impassable we would be delayed in our exploration timetable.

Government regulation or other legal uncertainties may increase costs and our business will be negatively affected.

Laws and regulations govern the exploration, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a substantial adverse impact on us. Applicable laws and regulations will require us to make certain capital and operating expenditures to initiate new operations. Under certain circumstances, we may be required to stop exploration activities, once started, until a particular problem is remedied or to undertake other remedial actions.

Based on consumer demand, the growth and demand for any ore we may recover from our claims may be slowed, resulting in reduced revenues to the company.

Our continued success will be dependent on the growth of demand for ore. If consumer demand slows our revenues may be significantly affected. This could limit our ability to generate revenues and our financial condition and operating results may be harmed.

Because our current officer and director has other business interests, he may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Mr. Christopher Greenwood, our sole officer and director, currently devotes approximately 4-5 hours per week providing management services to us. While he presently possesses adequate time to attend to our interests, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

Risks Associated With This Offering:

The trading in our shares will be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a "penny stock."

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director, who will receive no commissions. He will offer the shares to friends, relatives, acquaintances and business associates, however; there is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plans.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

We are not registered on any public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Las Rocas Mining Corp., or anyone acting on our behalf, with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering. In such a case, you may find that you are unable to achieve any benefit from your investment or liquidate your shares without considerable delay, if at all. In addition, if we fail to have our common stock quoted on a public trading market, your common stock will not have a quantifiable value and it may be difficult, if not impossible, to ever resell your shares, resulting in an inability to realize any value from your investment.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired his shares at a cost of $.0025 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (1,000,000 shares) will be increased by $.009 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.025 per share) of $.017 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.008 per share, reflecting an immediate reduction in the $.025 price per share they paid for their shares.

We will be holding all the proceeds from the offering in a standard bank checking account until all shares are sold. Because the shares are not held in an escrow or trust account there is a risk your money will not be returned if all the shares are not sold.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. In the event all shares are not sold we have committed to promptly return all funds to the original purchasers. However since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee that any third party creditor who may obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held, resulting in a loss of any investment you make in our securities.

We will incur ongoing costs and expenses for SEC reporting and compliance.   Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated $5,000 cost of this registration statement to be paid from existing cash on hand and if necessary funds advanced to the company by our director. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the SEC. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Mr. Greenwood, the sole officer and director of the company, beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering he will own 67% of the outstanding shares. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Due to the amount of Mr. Greenwood's share ownership in our company, if he chooses to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock. If he does sell any of his common stock, he will be subject to Rule 144 under the 1933 Securities Act which restricts the ability of our director or officer to sell his shares.

Forward Looking Statements

This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this prospectus.

Use of Proceeds

Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this Offering will be $25,000. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the Offering:

Total Proceeds to the Company	$ 25,000
Phase One Exploration Program	9,500
Phase Two Exploration Program	10,500
Legal and Accounting	3,500
Administration and Office Expense	1,500
Total Use of Net Proceeds	$ 25,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received and all shares are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If necessary, Mr. Greenwood, our director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

Determination of Offering Price

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

Dilution

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder.

As of February 28, 2007, the net tangible book value of our shares was -$2,115 or $NIL per share, based upon 2,000,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the total proceeds of $25,000, the net tangible book value of the 3,000,000 shares to be outstanding will be $22,885, or approximately $.008 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder (2,000,000 shares) will be increased by $.009 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.025 per share) of $.017 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.008 per share, reflecting an immediate reduction in the $.025 price per share they paid for their shares.

After completion of the offering, the existing shareholder will own 67% of the total number of shares then outstanding, for which he will have made an investment of $5,000, or $.0025 per share. Upon completion of the offering, the purchasers of the shares offered hereby will own 33% of the total number of shares then outstanding, for which they will have made a cash investment of $25,000, or $.025 per Share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price per Share	$ .025
Net Tangible Book Value Prior to this Offering	$ .NIL
Net Tangible Book Value After Offering	$ .008
Immediate Dilution per Share to New Investors	$ .017

The following table summarizes the number and percentage of shares purchased, the amount and percentage of consideration paid and the average price per share paid by our existing stockholder and by new investors in this offering:

	Price Per Share	Total Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Stockholder	$ .0025	2,000,000	67%	$ 5,000
Investors in This Offering	$ .025	1,000,000	33%	$ 25,000

Plan of Distribution

Offering will be Sold by Our Officer and Director

This is a self-underwritten offering. This Prospectus is part of a prospectus that permits our officer and director to sell the shares directly to the public, with no commission or other remuneration payable to his for any shares he may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Christopher Greenwood will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, he will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Our officer and director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a.   Our officer and director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

b.   Our officer and director will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c.   Our officer and director is not, nor will he be at the time of his participation in the offering, an associated person of a broker-dealer; and

d.   Our officer and director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officer, director, control person and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

The shares will be sold at the fixed price of $.025 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and continue for a period of 180 days (the "Expiration Date"), unless extended by our Board of Directors for an additional 90 days.

Deposit of Offering Proceeds

This is a "best efforts", "all or none" offering and, as such, we will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received. We intend to hold all funds collected from subscriptions in a separate bank account until the total amount of $25,000 has been received. At that time, the funds will be transferred to our business account for use in the implementation of our business plan. In the event the offering is not sold out prior to the Expiration Date, all money will be promptly returned to the investors, without interest or deduction. We determined the use of the standard bank account was the most efficient use of our current limited funds. Please see the risk factor section to read the related risk to you as a purchaser of any shares.

Procedures and Requirements for Subscription

If you decide to subscribe for any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or bank draft to us. Subscriptions, once received by the company, are irrevocable. All checks for subscriptions should be made payable to Las Rocas Mining Corp.

Legal Proceedings

We are not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

Director, Executive Officer, Promoter and Control Person

The officer and director of Las Rocas Mining Corp., whose one year terms will expire on 03/15/08, or at such a time as his successor(s) shall be elected and qualified is as follows:

Name & Address	Age	Position	Date First Elected	Term Expires
Christopher Greenwood 111 W. Gutierrez Street Santa Barbara, CA 93101	28	President, Secretary, Treasurer, CFO, CEO & Director	9/26/06	3/15/08

The foregoing person is a promoter of Las Rocas Mining Corp., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Mr. Greenwood currently devotes 4-5 hours per week to company matters. After receiving funding per our business plan Mr. Greenwood intends to devote as much time as the board of directors deems necessary to manage the affairs of the company.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

Resume

Christopher Greenwood has served as sole officer and director of the company since inception. From January 2004 through the current date he works as an accountant with McGowan Gunterman, CPAs in Santa Barbara, CA. From September 2000 to June 2004 Mr. Greenwood served as Director and President of San Jose International, Inc., a public company trading as Gammacan International, Inc. From 2001 through 2003 Mr. Greenwood was enrolled as a full-time student at the University of California, Santa Barbara. He holds a B.A. in Economics. Prior to 2001, he was a fulltime student at Santa Barbara City College majoring in Business.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information on the ownership of Las Rocas Mining Corp. voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of our common stock as of the date of this prospectus:

Name and Address Beneficial Owner (1)	No. of Shares Before Offering	No. of Shares After Offering	Percentage of Ownership: Before Offering	After Offering
Christopher Greenwood	2,000,000	2,000,000	100%	67%
All Officers and Directors as a Group	2,000,000	2,000,000	100%	67%

_____

(1)   The person named may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended.

Description of Securities

Common Stock

The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, all with a par value $.0001. The holders of common stock currently (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Please refer to the Company's Articles of Incorporation, By-Laws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. After this Offering is completed, the present stockholder will own 67% of the outstanding shares. (See "Principal Stockholders".)

Cash Dividends

As of the date of this prospectus, we have not declared or paid any cash dividends to stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, our capital requirements and financial position, general economic conditions, and other pertinent factors. It is our present intention not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Interest of Named Experts and Counsel

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our financial statements for the period from inception to the year ended February 28, 2007, included in this prospectus, have been audited by George Stewart, CPA. We include the financial statements in reliance on his reports, given upon his authority as an expert in accounting and auditing.

The Law Firm of Batcher, Zarcone & Baker, has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering.

James W. McLeod, P. Geo. 5382 Aspen Way, Delta, British Columbia, V4K 3S3 Canada, has provided us with the geology report contained herein.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Organization within the Last Five Years

Las Rocas Mining Corp. was incorporated in Delaware on September 29, 2006 to engage in the business of acquisition, exploration and development of natural resource properties. At that time Christopher Greenwood was named sole officer and director of the company and the Board voted to seek capital and begin development of our business plan. We received our initial funding of $5,000 through the sale of common stock to Mr. Greenwood who purchased 2,000,000 shares of our Common Stock at $0.0025 per share on October 2, 2006.

Description of Business

We are an exploration stage company with no revenues and a limited operating history. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. The source of information contained in this discussion is our geology report that has been included as Exhibit 99.2 to our Registration Statement on Form SB-2.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of silver and other minerals. The Bat 1-4 Mineral Claims are comprised of four contiguous claims totaling 82.6 acres. The property is located in Esmeralda County Nevada, USA. If our claim does not contain any reserves all funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

Glossary:

Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

Aphanitic - fine grained crystalline texture.

Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

Elongate basin - a longer than wide depression that may be favorable to in-filling by adjacent eroding mountains.

Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that often supply erosional material to infill the basin.

Lode mineral claim (Nevada) - 1500' long by 600' wide = 20.66 acres.

Overburden or Drift Cover - any loose material which overlies bedrock.

Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

Quarternary - the youngest period of the Cenozoic era.

Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

General Information

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the Bat 1-4 mineral property which is comprised of four contiguous claims totaling 82.6 acres, located in Esmeralda County Nevada, USA.

The Bat mineral claims are motor vehicle accessible from the Town of Tonopah, Nevada by traveling 10 miles south along Highway 95 to the Silver Peak cut-off and then 25 miles west on the gravel road to the Paymaster Canyon road and then north for 5 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent. This amount of annual precipitation reflects a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F° average with high spells of 100+F° while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average for January of from the high 20's to the low 40'sF° with low spells down to -20F°.

The physiography of the Bat mineral claim area is low rounded to high rugged mountainous ranges. Much of this area with its broader open valleys and spiny mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon grow above 6,500' with pinon becoming more dominant at higher elevations.

The Town of Tonopah, Nevada lies 24 airmiles northeast and 40 miles northeast by road from the Bat mineral claims. Tonapah offers much of the necessary resources required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can be mobilized from the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

There is not a plant or any equipment currently located on the property. It is expected that the initial exploration phase will be supported by generators. Water required for exploration and development of the claim is available.

As exploration work could be conducted and assessed, a decision would be made as to its importance and priority. The next phase of work will be determined by the results from the preceding phase. At this point, it is necessary to suggest that a three phase exploration approach be recommended.

The cost of the proposed program is $9,500 for the initial phase of exploration, $10,500 for the contingent second phase and $37,500 for the contingent third phase. We plan to commence Phase 1 of the exploration program in the summer of 2007 if we are able to raise the necessary funds from this offering.

The discussions contained herein are management's estimates based on information provided by the consulting geologist who prepared the geology report for the project. Because we have not commenced our exploration program we cannot provide a more detailed discussion of our plans if we find a viable store of minerals on our property, as there is no guarantee that exploitable mineralization will be found, the quantity or type of minerals if they are found and the extraction process that will be required. We are also unable to assure you we will be able to raise the additional funding to proceed with any subsequent work on the claims if mineralization is found.

Acquisition of the Mineral Claim

The Bat 1-4 Mineral Claims were staked and recorded in the name of Las Rocas Mining Corp. and are in good standing to September 30, 2007. The fees paid to the BLM (Bureau of Land Management) were $680.

Requirements or Conditions for Retention of Title

They claim was recorded with the County and the BLM. In August 2007 we will be required to make a filing that discloses our intent to do fieldwork and record it as assessment work with the BLM.

Location, Access, Climate, Local Resources & Infrastructure

The Bat mineral claims are motor vehicle accessible from the Town of Tonopah, Nevada by traveling 10 miles south along Highway 95 to the Silver Peak cut-off and then 25 miles west on the gravel road to the Paymaster Canyon road and then north for 5 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent. This amount of annual precipitation reflects a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F° average with high spells of 100+F° while the winters are generally more severe than the dry belt to the west and can last from December through

February. Temperatures experienced during mid-winter average for January of from the high 20's to the low 40'sF° with low spells down to -20F°.

The Town of Tonopah, Nevada lies 24 airmiles northeast and 40 miles northeast by road from the Bat mineral claims. Tonapah offers much of the necessary resources required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or more specialized equipment can be mobilized from the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

Infrastructure such as highways and back roads, communications, accommodations and supplies that are essential to carrying-out an exploration program are at hand, between Tonopah and Goldfield. Larger or more specialized equipment and supplies are available in Las Vegas.

Physiography

The physiography of the Bat mineral claim area is low rounded to high rugged mountainous ranges that in the immediate area are arcuate in topographic shape with intervening valleys. Topographic variation in the vicinity of Paymaster Canyon is 7,700' on the westside and 5,800' on the eastside on Paymaster Ridge. Much of this area with its broader open valleys and spiney mountain ridges hosts sagebrush and other desert plants on the low hill slopes. Joshua trees and cacti, such as the prickly pear grow as far north as Goldfield. Juniper and pinon grow above 6,500' with pinon becoming more dominant at higher elevations. At elevations in the range of 7,500' along water courses are found small groves of trembling aspen.

The property elevation is approximately 5,000' feet mean sea level. The physiographic setting of the property can be described as open desert range within a mosaic of rugged mountain ranges in an interior plateau setting. The surface area has been altered both by fluvial and wind erosion and the depositional (drift cover) effects of infilling. Thickness of drift cover in the valleys may vary considerably, but in the immediate vicinity of the claims it may be about 20'. Surface water occurrences are rare, springs are sparse and subsurface aquifers are accessed by drilling wells where allowed.

HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fernley
Fallon
Austin
Eureka
Ely
Carson City
Currant
Hawthorne
Tonopah
Goldfield
Caliente
Beatty
Las Vegas
PROPERTY LOCATION
0 25 50 100 MILES
0 50 100 KM.
LAS ROCAS MINING CORP.
BAT I - 4 MINERAL CLAIMS
TIN-R40E SECTION 35 NE
LOCATION MAP
ESMERALDA CO., NEVADA
SCALE: AS SHOWN
DATE: JAN. 2007
DRAWN BY: J.M.
FIGURE: 1

History

The recorded mining history of the general area dates from the 1860's when prospectors passed through. The most significant lode gold deposit developed in the area was that of the Goldfield Camp, 1905; Coaldale coal field, 1913, Divide silver mining District, 1921 and the Candalaria silver mine which operated an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation.

Geological Setting

Regional Geology

The regional geological map of Nevada, scale 1:1,000,000 compiled by John H. Stewart and John E. Carlson, 1977 illustrates that the State is underlain by nearly all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys suggesting possible E-W compression. Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies. A main feature of geological history in Nevada is a period of Mesozoic intrusive activity that has been referred to as the emplacement of Plutonic rocks mainly during the Jurassic (Cretaceous?) or pre-Tertiary period of geological time. A broad State wide division on the basis of a pervasive and widespread period of igneous activity is favored. The Plutonic event is bounded by the Pre-plutonic and Post-plutonic depositional events. It seems to work well as a broad scheme of differentiation of Nevada rock units and bedrock geology.

Local Geology

The local geological mapping to the southwest of Tonopah, NV reveals a NE-SW trending basin (Clayton Valley). This depression must have been a segment of an old water course that is bounded on the NE end by a north trending barrier of the oldest, Lower Cambrian - Lower Paleozoic, rock exposures in the general area. The Nevada Bureau of Mines and Geology (NBMG) and the United States Geological Survey (USGS) have used a schematic-styled representation in the area of from oldest to youngest units as follows: preplutonic - plutonic - postplutonic rocks. The governing units are those of plutonic or rocks of igneous origin that range in age from Jurassic to Tertiary, with some definite Tertiary intusives not being segregated in the postplutonic package. The older Lower Cambrian units of generally sedimentary origin often exhibit varying degrees of metamorphism. Near the upper end of age of these sedimentary units is sometimes found unconformably overlying occurrences of flow and air fall volcanic rocks. In the local area, the Mesozoic era is not well represented, as a striking gap between the Paleozoic and the Tertiary era rock units exists.

Property Geology

The geology of the Bat property area may be described as being covered by Quaternary alluvium and playa deposits. This young covered basin within a larger surrounding area of known mineral occurrences exhibiting good geological setting portrays an excellent target area to conduct exploration.

Deposit Type

The deposit types that are found occurring in the more local area are those of industrial minerals such as the rhyolite ash with possible (pozzolan) potential and diatomaceous earth. The base and precious metal occurrences, are as vein (contact) and replacement types of deposits.

Geophysical techniques may be most effective in the covered areas as a follow-up to the prospecting, mapping and soil sampling of the recommended Phase 1 program.

Mineralization

By far the largest production in the County comes from vein-type of gold and silver occurrences in quartz fissure in either pre-Tertiary volcanic or Tertiary volcanic host rocks.



CLAIM AREA
LINE

LAS ROCAS MINING CORP.

BAT 1-4 MINERAL CLAIMS
TIN-R40E SECTION 35 NE
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA

0   1   2   4   8 MILES

0   1 2 3 4 5   10 KM.

AFTER U.S.G.S.
BULLETIN 7B PLATE 1

| SCALE: 1:250,000 | DATE: JAN. 2007 |
| DRAWN BY: J.M. | FIGURE: 3a |

CHONG

Competition

We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the claim. Readily available commodities markets exist in the U.S. and around the world for the sale of gold, silver and other minerals. Therefore, we will likely be able to sell any gold, silver or other minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment such as bulldozers and excavators that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers of products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

Bankruptcy or Similar Proceedings

There has been no bankruptcy, receivership or similar proceeding.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States generally, and in Nevada specifically. We will also be subject to the regulations of the Bureau of Land Management.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for our products or services.

Research and Development Costs during the Last Two Years

We have not expended funds for research and development costs since inception.

Employees and Employment Agreements

Our only employee is our sole officer, Christopher Greenwood. Mr. Greenwood currently devotes 4-5 hours per week to company matters and after receiving funding he plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company. There are no formal employment agreements between the company and our current employee.

Plan of Operation

Our current cash balance is $3235. We believe our cash balance is sufficient to fund our limited levels of operations until May 2007. If we experience a shortage of funds prior to funding we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $5,000 in equity securities to pay for our minimum level of operations.

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of gold, silver and other minerals. There is the possibility that our claim does not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claim to production. We are unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program even if mineralization is found.

Our plan of operation for the twelve months following the date of this prospectus is to complete the first two phases of the exploration program on our claim consisting of geological mapping, soil sampling and rock sampling. In addition to the $9,500 we anticipate spending for Phase 1 and 10,500 on Phase 2 of the exploration program as outlined below, we anticipate spending an additional $8,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be approximately $28,000, which is the amount to be raised in this offering and our cash on hand. We will require the funds from this offering to proceed.

The following work program has been recommended by the consulting geologist who prepared the geology report for the Bat 1-4 mining claims.

Phase 1

Prospecting, mapping, and soil geochemistry $ 9,500

Phase 2

Magnetometer and VLF electromagnetic, grid controlled
surveys over the areas of interest determined by the Phase 1
survey. Included in this estimated cost is transportation,
accommodation, board, grid installation, two
geophysical surveys, maps and report   10,500

Phase 3

Induced polarization survey over grid controlled anomalous
areas of interest outlined by Phase 1&2 fieldwork. Hoe or
bulldozer trenching, mapping and sampling of bedrock
anomalies. Includes assays, detailed maps and reports   37,500

                                    Total $ 57,500

If we are successful in raising the funds from this offering we plan to commence Phase 1 of the exploration program on the claim in the summer of 2007. We have a verbal agreement with James McLeod, the consulting geologist who prepared the geology report on our claim, to retain his services for our planned exploration program. We expect this phase to take 15 days to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report. If Phase 1 of the exploration program is successful we anticipate commencing with Phase 2 in the fall of 2007, weather permitting. We expect this phase to take 20 days to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

The above program costs are management's estimates based upon the recommendations of the professional consulting geologist's report and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following phase two of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with phase three of our exploration program if we are able to raise the funds necessary. The estimated cost of this program is $37,500 and will take approximately 3 weeks to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

Subject to financing, we anticipate commencing the third phase in spring 2008. We will require additional funding to proceed with phase three and any subsequent work on the claim, we have no current plans on how to raise the additional funding. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the first phase of the exploration program.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for the first two phases of our exploration program. We believe that the funds from this offering will allow us to operate for one year.

We have no assurance that future financing will materialize. If that financing is not available to us for the second phase of our exploration program we may be unable to continue.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to sell all the shares required. If we are successful any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. If the first two phases of our exploration program are successful in identifying mineral deposits we will attempt to raise the necessary funds to proceed with phase three, and any subsequent drilling and extraction. The sources of funding we may consider to fund this work include a second public offering, a private placement of our securities or loans from our directors or others.

Our director has agreed to advance funds as needed until the offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon the third phase of our exploration program and there are no remaining funds in the company. While he has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the Bat 1-4 mineral claims consisting of four contiguous, located mineral claims comprising a total of approximately 80 acres. We have not carried out any exploration work on the claim and have incurred no exploration costs.

We received our initial funding of $5,000 through the sale of common stock to Mr. Greenwood, our officer and director, who purchased 2,000,000 shares of our common stock at $0.0025 per share on October 2, 2006. From inception until the date of this filing we have had no operating activities. Our financial statements from inception (September 29, 2006) through the year ended February 28, 2007 report no revenues and a net loss of $7,115.

Significant Accounting Policies

Basis of Presentation

The Company reports revenues and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial Statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Mineral Property Acquisition and Exploration Costs

The company expenses all costs related to the acquisition and exploration of mineral properties in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

Depreciation, Amortization and Capitalization

The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriated accounts and the resultant gain or loss is included in net income.

Income Taxes

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards statements No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

Per Share Information

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

Description of Property

We do not currently own any property. We currently utilize space provided to us on a rent free basis from our director, Christopher Greenwood at 111 W. Gutierrez Street, Santa Barbara, CA 92103. Management believes the current premises are sufficient for its needs at this time.

We currently have no investment policies as they pertain to real estate, real estate interests or real estate mortgages.

Certain Relationships and Related Transactions

Mr. Greenwood will not be paid for any underwriting services that he performs on our behalf with respect to this offering. He will also not receive any interest on any funds that he may advance to us for expenses incurred prior to the offering being closed. Any funds loaned will be repaid from the proceeds of the offering.

On October 2, 2006, a total of 2,000,000 shares of Common Stock were issued to Mr. Greenwood in exchange for $5,000, or $.0025 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by the officer and director of the Company. (See "Principal Stockholders".)

Market for Common Equity and Related Stockholder Matters

We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Las Rocas Mining Corp.; nor, anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of the date of this prospectus Las Rocas Mining Corp. had one shareholder of record. We have paid no cash dividends and have no outstanding options.

Penny Stock Rules

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

— contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;

— contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;

— contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;

— contains a toll-free telephone number for inquiries on disciplinary actions;

— defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

— contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

— the bid and offer quotations for the penny stock;

— the compensation of the broker-dealer and its salesperson in the transaction;

— the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

— monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Regulation M

Our officer and director, who will offer and sell the shares, is aware that he is required to comply with the provisions of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officer and director, sales agent, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports to Security Holders

We provide an annual report that includes audited financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. We will become subject to disclosure filing requirements once our SB-2 registration statement becomes effective, including filing Form 10K-SB annually and Form 10Q-SB quarterly. In addition, we will file Form 8K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act. The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Executive Compensation

Our current officer receives no compensation. The current Board of Directors is comprised of Mr. Christopher Greenwood.

Summary Compensation Table

Name & principle position	Year	Salary($)	Bonus($)	Other annual compen-sation($)	Restricted stock awards($)	Options SARs ($)	LTIP Payouts	All other compen-sation($)
C. Greenwood President	2006	-0-	-0-	-0-	-0-	-0-	-0-	-0-

There are no current employment agreements between the company and its executive officer.

On October 2, 2006, a total of 2,000,000 shares of common stock were issued to Mr. Greenwood in exchange for cash in the amount of $5,000, or $.0025 per share.   The terms of these stock issuances were as fair to the company, in the opinion of the board of directors, as could have been made with an unaffiliated third party.

Mr. Greenwood currently devotes approximately 4-5 hours per week to manage the affairs of the company. He has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Financial Statements

The financial statements of Las Rocas Mining Corp. for the year ended February 28, 2007, and related notes, included in this prospectus have been audited by George Stewart, CPA, and have been so included in reliance upon the opinion of such accountant given upon his authority as an expert in auditing and accounting.

Changes in and Disagreements with Accountants on Financial Disclosure

None.

LAS ROCAS MINING CORP.

Index

GEORGE STEWART, CPA
2301 SOUTH JACKSON STREET, SUITE 101-G
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX(206) 328-0383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Las Rocas Mining Corp.

I have audited the accompanying balance sheet of Las Rocas Mining Corp. (A Exploration Stage Company) as of February 28, 2007, and the related statement of operations, stockholders' equity and cash flows for the period from September 29, 2006 (inception), to February 28, 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Las Rocas Mining Corp., (A Exploration Stage Company) as of February 28, 2007, and the results of its operations and cash flows from September 29, 2006 (inception), to February 28, 2007 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note # 6 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note # 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ George Stewart, CPA

Santa Barbara, CA
March 15, 2007

LAS ROCAS MINING CORPORATION
(An Exploration Stage Company)
Balance Sheet

		As of February 28, 2007
ASSETS		
Current Assets		
Cash	$	3,235
Total Current Assets		3,235
TOTAL ASSETS	$	**3,235**
LIABILITIES & STOCKHOLDERS' EQUITY		
Current Liabilities		
Officers Advances Payable	**$**	5,350
Total Current Liabilities		5,350
Total Liabilities		5,350
Stockholders' Equity		
Preferred stock, ($0.0001 par value, 20,000,000 shares authorized; -0- shares issued and outstanding		
Common stock, ($0.0001 par value, 80,000,000 shares authorized; 2,000,000 shares issued and outstanding as of February 28, 2007		200
Additional paid-in capital		4,800
Deficit accumulated during exploration stage		(7,115)
Total Stockholders' Equity		(2,115)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**3,235**

See Notes to Financial Statements
F-3

LAS ROCAS MINING CORPORATION

(An Exploration Stage Company)
Statement of Operations

	September 29, 2006 (inception) through February 28, 2007
Revenues	
Revenues	$ -
Total Revenues	-
General & Administrative Expenses	7,115
Total General & Administrative Expenses	**(7,115)**
Net Income (Loss)	$ **(7,115)**
Basic earning (loss) per share	$ (0.00)
Weighted average number of common shares outstanding	2,000,000

LAS ROCAS MINING CORPORATION

(An Exploration Stage Company)

Statement of Changes in Stockholders' Equity

From September 29, 2006 (Inception) through February 28, 2007

	Common Stock	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated During Exploration Stage	Total
Balance, September 29, 2006	-	$ -	$ -	$ -	$ -
Stock issued for cash on October 2, 2006 @ $0.0025 per share	2,000,000	200	4,800		5,000
Net loss, February 28, 2007				(7,115)	(7,115)
Balance, February 28, 2007	**2,000,000**	**$ 200**	**$ 4,800**	**$ (7,115)**	**$ (2,115)**

See Notes to Financial Statements
F-5

LAS ROCAS MINING CORPORATION

(An Exploration Stage Company)

Statement of Cash Flows

	September 29, 2006 (inception) through February 28, 2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (7,115)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Officers Advances Payable	5,350
Net cash provided by (used in) operating activities	**(1,765)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Net cash provided by (used in) investing activities	**-**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	200
Additional paid-in capital	4,800
Net cash provided by (used in) financing activities	**5,000**
Net increase (decrease) in cash	**3,235**
Cash at beginning of period	**-**
Cash at end of year	$ **3,235**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during year for :

Interest	$ -
Income Taxes	$ -

See Notes to Financial Statements

F-6

LAS ROCAS MINING CORPORATION
(AN EXPLORTION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 2007

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Las Rocas Mining Corp. (the Company) was incorporated on September 29, 2006 under the laws of the State of Delaware. The Company is beneficial owner of Bat 1-4 Mineral Claims, Tonopah Project Area, and Esmeralda County, Nevada. The Company is primarily engaged in the acquisition and exploration of mining properties.

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. Upon the location of commercially mineable reserves, the Company plans to prepare for mineral extraction and enter the development stage.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company reports revenues and expenses using the accrual method of accounting for financial and tax reporting purposes.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial Statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

PRO FORMA COMPENSATION EXPENSE

No stock options have been issued by Las Rocas Mining Corp. Accordingly, no pro forma compensation expense is reported in these financial statements.

MINERAL PROPERTY ACQUISITION AND EXPLORATION COSTS

The company expenses all costs related to the acquisition and exploration of mineral properties in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

DEPRECIATION, AMORTIZATION AND CAPITALIZATION

The Company records depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation is removed from the appropriated accounts and the resultant gain or loss is included in net income.

INCOME TAXES

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial accounting Standards statements No. 107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose, when reasonably attainable, the fair market values of its assets and liabilities which are deemed to be financial instruments. The Company's financial instruments consist primarily of cash and certain investments.

INVESTMENTS

Investments that are purchased in other companies are valued at cost less any impairment in the value that is other that temporary in nature.

PER SHARE INFORMATION

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

NOTE 3 – PROVISION FOR INCOME TAXES

The provision for income taxes for the period ended February 28, 2007 represents the minimum state income tax expense of the Company, which is not considered significant.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is not presently involved in any litigation.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes--An Interpretation of FASB Statement No. 109" (FIN 48). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 will also require significant additional disclosures. This Interpretation will be effective for fiscal years beginning after December 15, 2006. We will implement this Interpretation in the first quarter of 2007 on a prospective basis. We are currently evaluating the potential impact this Interpretation will have on our financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which provides guidance on how to measure assets and liabilities that use fair value. SFAS 157 will apply whenever another US GAAP standard requires (or permits) assets or liabilities to be measured at fair value but does not expand the use of fair value to any new circumstances. This standard also will require additional disclosures in both annual and quarterly reports. SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and will be adopted by us beginning in the first quarter of 2008. We are currently evaluating the potential impact this standard may have on our financial position and results of operations, but do not believe the impact of the adoption will be material.

In September 2006, the SEC staff issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice in how public companies quantify misstatements of financial statements, including misstatements that were not material to prior years' financial statements. We will initially apply the provisions of SAB 108 in connection with the preparation of our annual financial statements for the year ending December 31, 2006. We have evaluated the potential impact SAB 108 may have on our financial position and results of operations and do not believe the impact of the application of this guidance will be material.

NOTE 6 – GOING CONCERN

Future issuances of the company's equity or debt securities will be required in order for the company to continue to finance its operations and continue as a going concern. The Company's present revenues are insufficient to meet operating expenses.

The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred cumulative net losses of $ 7,115 since its inception and requires capital for its contemplated operational and marketing activities to take place. The Company's ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company's contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

NOTE 7 – RELATED PARTY TRANSACTIONS

Christopher Greenwood, the sole officer and director of the Company may, in the future, become involved in other business opportunities as they become available, thus he may face a conflict in selecting between the Company and his other business opportunities. The company has not formulated a policy for the resolution of such conflicts.

Christopher Greenwood, the sole officer and director of the Company, will not be paid for any underwriting services that he performs on behalf of the Company with respect to the Company's upcoming SB-2 offering. He will also not receive any interest on any funds that he advances to the Company for offering expenses prior to the offering being closed which will be repaid from the proceeds of the offering.

While the company is seeking additional capital, Mr. Greenwood has advanced funds to the company to pay for any costs incurred by it. These funds are interest free. The balance due Mr. Greenwood was $ 5,350 on February 28, 2007.

NOTE 8 – STOCK TRANSACTIONS
Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS

123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable. On October 2, 2006 the Company issued a total of 2,000,000 shares of common stock to one director for cash in the amount of $0.0025 per share for a total of $5,000.

As of February 28, 2007 the Company had 2,000,000 shares of common stock issued and outstanding.

NOTE 9 – STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of February 28, 2007:

Common stock, $0.0001 par value: 80,000,000 shares authorized; 2,000,000 shares issued and outstanding.

Preferred stock, $0.0001 par value: 20,000,000 shares authorized; -0- shares issued and outstanding.

Dealer Prospectus Delivery Obligation

"Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

PART II
Information Not Required in the Prospectus

Indemnification of Directors and Officers

Las Rocas Mining Corp.'s By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices.   The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Delaware General Corporation Law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Las Rocas Mining Corp., we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$ 3
Accounting fees and expenses	$ 2,000
Legal fees	$ 1,500
Preparation and EDGAR conversion fees	$ 800
Transfer Agent fees	$ 600
Printing	$ 97
Total	$ 5,000

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On October 2, 2006, a total of 2,000,000 shares of common stock were issued in exchange for $5,000, or $.0025 per share. These securities were issued to the officer and director of the company.

Exhibits

Exhibit 3.1	Articles of Incorporation
Exhibit 3.2	Bylaws
Exhibit 5	Opinion re: Legality
Exhibit 23.1	Consent of counsel (See Exhibit 5)
Exhibit 23.2	Consent of independent auditor
Exhibit 23.3	Consent of professional geologist
Exhibit 99.1	Subscription Agreement
Exhibit 99.2	Geology Report

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement to:

   (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

   (iii) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered herein, and that the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5.   For determining any liability under the Securities Act, we shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

6.   For determining any liability under the Securities Act, we shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Santa Barbara, CA, on March 21, 2007.


Las Rocas Mining Corp.

/s/ Christopher Greenwood
By: Christopher Greenwood
(Principal Executive Officer)


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and date stated.

/s/ Christopher Greenwood	March 21, 2007
Christopher Greenwood, President	Date
(Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)	